Fancy

Discover, shop, and sell unique luxury lifestyle goods

FANCY.COM NEW YORK NEW YORK



Greg Spillane CEO @ Fancy

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Why you may want to support us...

1. 2.6M active iOS and Android installs. 12M+ accounts since inception.
2. Founded by a serial entrepreneur with multiple previous exits.
3. Investors: Francois-Henri Pinault, founder of the Kering group & Jim Pallotta, Boston Celtics owner.
4. An authentic lifestyle brand with 2M+ lifetime transactions across 120 countries.
5. 200K+ products across 800+ brand and retail partners.
6. Available on your computer, smartphone, tablet, TV, and Apple Watch... in 33 languages and counting.
7. Featured in Vogue, Rolling Stone, Forbes, and the New York Times.

AND OUR MAJOR ACCOMPLISHMENTS



Greg Spillane
CEO
18+ year track record of success in large-scale business development. Prev. COO at Events.com. Founded Spicore Interactive – acquired in 2006. MBA from USC Marshall, School of Business.





Nora Murphy
CFO
Prev. COO at Discourse Analytics. Associate in Global Strategy, Business Development & Principal Investments at J.P. Morgan. MBA from Columbia Business School.



Downloads

Fancy Investor Deck - May 18th 2020 - WeFunder.pdf

We're the lifestyle hub that's redefining the luxury goods marketplace.

Fancy is a global marketplace founded in 2009 to seamlessly connect creators, curators, and consumers of luxury goods. In the past 10+ years, we've grown rapidly to carve out a unique space in the $324B luxury goods industry.



VOGUE
"Our favorite shopping destination. A treasure trove of quirky products."
RollingStone
"Eyed by Kanye West and Apple, Fancy is working on the future of shopping."
The New York Times
"Melding social networking and the style maven's obsession with all things beautiful."
Forbes
"Turning impulse shopping into art."

Our platform solves one simple problem...



And the proof is in the numbers...

Our Traction

2M+ Transactions across 120 countries	**2.7M+** Active installs on iOS and Android	**12M+** Accounts created since inception	**200K+** Products across 800+ brand & retail partners
1.1M Daily email subscribers	**347K** Instagram follwers	**900K** Monthly active users	

Here's how it works...



"The top ranked trend to shape the fashion industry is the rise of small emerging brands that are accelerating thanks to decreasing brand loyalty and a growing appetite for newness."

McKinsey – The State of Fashion 2019

For consumers

Consumers are increasingly drawn to inspirational brands and artisans with compelling, authentic narratives—yet mainstream outlets like Amazon are transactional and do a poor job at facilitating discovery. That's where Fancy comes in: We power social-driven discovery through engaging user experiences and high-quality lifestyle images.



Relevant, Social Commerce
Features include native social, Wish lists, user created collections and affiliate programs.

Globalized
Supported by 12 local languages and accepts 100+ currencies.



Daily Discovery
Consumers are driven by a desire to discover new products and trends.

Intelligent Recommendations
Our algorithms help consumers discover products through highly personalized and dynamic recommendations.

For brands and sellers

Mass-market retailers focus on established brands and traditional categories, and saturation on FAANG platforms has made it difficult for brands and artisans to profitably acquire customers. The Fancy marketplace enables brands to access a comprehensive suite of seller tools while optimizing consumer discovery.



Unlimited bandwidth and products

No restrictions or limits to storefront expansion

Store management on the go

Manage orders and inventory, message customers, and analyze performance.

Merchant Analytics & Reporting
Allows sellers to compare performance with other channels.

An untapped market opportunity

The market opportunity is huge, with Fancy already positioned as one of the top players in the lifestyle goods market.

Online shopping:
25%
market value by 2025

Annual projected market growth:
7.4%

Luxury Goods Market Size:
$324B

We're profitable, and our business model WORKS.

With 10+ years in operation, we know our model works—and we're only going upwards from here. Our end goal is a liquidity event within the next 3-5 years.



We generate income from **transactions conducted on our platform**, **licensing fees** from our white-labeled technology and **paid advertising** through our media solutions.

Marketplace
7% of each transaction on the platform

White-Labeled Technology
7% of each transaction on the platform

Media Solutions
Ongoing agency/creative fees

FANCY

• No owned inventory
• Negative working capital
• Ownership of data
• Always at pace with newest trends

40% Target Take-Rate

The future is bright! Here's what's next for Fancy...

We've created a clear path for growth in 2020 and beyond. Here's what your funding will help us achieve:

Building The Fancy Brand
While we have established a significant position in the personal lifestyle goods industry, we will continue to invest in brand marketing, data led insights, and effective consumer targeting.

Improving consumer economics
We will seek to further optimize and improve our customer experience converting more frequently and at a higher Average Order Value.

New customer acquisition
We are focused on growing our user base in all markets with a particular emphasis on the U.S. and the Middle East.

Expanding our seller base
We plan to increase the number of brands, boutiques and retailers in order to expand the assortment and availability of merchandise on the Fancy marketplace.

FANCY — KEY MILESTONES

Q2 2021
Optimize Conversion
- Advanced Segmentation
- AI Recommendations
- Expanded Product Portfolio

Q2 2021
Retaining Users
- Advanced Segmentation
- AI Recommendations
- Expanded Product Portfolio

Q2 2021
New User Acquisition
- SEM
- Paid Social
- Retargeting
- Influencer / Affiliate
- TV Advertisement

Q3 2021
Opportunistic Expansion
- Fancy Private Label
- Paid Content Development
- Sponsored Placement

INVEST IN FANCY TODAY

Investor Q&A

What does your company do? ⌄

– COLLAPSE ALL

Fancy is a curated online retailer that provides a platform for consumers looking to discover the coolest and most innovative fashion, accessories, art and gadgets from emerging brands and artists across the globe.